May 9, 2013

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Zions Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Response Dated February 15, 2013
Form 10-K for Fiscal Quarter Ended December 31, 2012
Filed February 28, 2013
File No. 001-12307

Dear Ms. Hayes:

The following responds to your letter dated April 11, 2013 regarding your review of the above-referenced filings. We have keyed our responses to your comments, which are repeated below:

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 23

Focus on Growth Markets, page 23

1.
In the second bullet of prior comment 1, we asked that you describe the material risks related to the geographic concentration of your business. The first risk factor you cite in your response provides a generic description of economic conditions in the United States and other countries. The second risk factor mentions the possibilities of continued credit quality weakness in some of your loan types and markets and declines in the strength of the U.S. economy and the economies in which you operate. We do not believe that those risk factors provide any specific information regarding your geographic concentration or the risks associated therewith. Please provide proposed disclosure to be included in future filings that addresses our comment.

Management Response:

We are adding the following underlined language as a new risk factor in the March 31, 2013 Form 10-Q:

Our business is highly correlated to local economic conditions in a specific geographic region of the United States.

As a regional bank holding company, the Company provides a full range of banking and related services through its banking and other subsidiaries in Utah, California, Texas, Arizona, Nevada, Colorado, Idaho, Washington, and Oregon. Approximately 86% of the Company's total net interest income for the year ended December 31, 2012 and 76% of total assets as of December 31, 2012 relate to the subsidiary banks in Utah, California and Texas. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. Accordingly, adverse economic conditions affecting these three states in particular could significantly affect our consolidated operations and financial results. For example, our credit risk could be elevated to the extent our lending practices in these three states focus on borrowers or groups of borrowers with similar economic characteristics that are similarly affected by the same adverse economic events. As of December 31, 2012, loan balances at our subsidiary banks in Utah, California and Texas comprised 82% of the Company's commercial lending portfolio, 74% of the commercial real estate lending portfolio, and 69% of the consumer lending portfolio. Loans originated by these banks are primarily to companies in their respective states.

2.
In response to the third bullet of prior comment 1, you state that “the economic activity in the states of our footprint has not been significantly slowing.” However, in your filings you discuss significant economic slowing, including on page 23 of your Form 10-K filed on February 28, 2013 where you state that “some states in our footprint have experienced a significant slowing in economic activity during the recent recession.” Please provide proposed disclosure to be included in future filings that identifies the states in which significant economic slowing has occurred and describes the impact this has had on your business.

Management Response:

We expect to add the following underlined language to our 2013 Form 10-K, to be updated as necessary:

Our footprint is well diversified by industry, strong business formation rates, real estate development and general economic expansion. From 2009 to 2011, the recession slowed economic activity across our footprint. In 2009, our subsidiary banks in substantially all of our states suffered net losses. In 2010, our subsidiary banks most notably in Utah, Arizona and Nevada suffered net losses, although much smaller in magnitude than 2009. By 2011, substantially all subsidiary banks had returned to profitability. From 2009 to 2011 in Arizona and Nevada, net interest income and noninterest income, or total revenue, for our subsidiary banks declined on average approximately 15% from levels in 2008. In 2012, economic activity in all of our states exceeded national averages; however, the recovery in Nevada has been somewhat slower. We believe the Company can continue to experience above average revenue growth in the long term, in part because the majority of our footprint is concentrated in states that have above average GDP, population, and job growth, and where the economies are well diversified.

Business Segment Results, page 47

3.
We note the disclosure you added on page 48 of your Form 10-K filed on February 28, 2013 in response to prior comment 2 regarding the changes in your “Other” segment. In future filings, please also quantify in this section the net interest income and net income (loss) of your “Other” segment rather than cross referencing the notes to your financial statements. We note that in each of the last three years the net loss of your “Other” segment exceeded the net income of each of your other segments.

Management Response:

We expect to add the following underlined language to our 2013 Form 10-K, to be updated as necessary:

Operating components in the “Other” segment, as shown in Notes 21 and 23 of the Notes to Consolidated Financial Statements, relate primarily to the Parent, ZMSC and eliminations of transactions between segments. The major components at the Parent include net interest income, which includes interest expense on other borrowed funds, and net impairment losses on investment securities. For the “Other” segment, net interest income (loss) was $(190.6) million in 2012, $(266.2) million in 2011, and $(339.5) million in 2010; and net income (loss) was $(214.4) million in 2012, $(188.5) million in 2011, and $(293.3) million in 2010.

Significant changes in 2012 compared to 2011 include (1) a $75.6 million improvement in net interest income (loss) primarily related to lower interest expense resulting from reduced accelerated discount amortization on convertible subordinated debt, as discussed in “Net Interest Income, Margin and Interest Rate Spreads” on page 34, and (2) a $68.2 million pretax increase in net impairment losses on investment securities, as discussed in “Investment Securities Portfolio” on page 49. Significant changes in 2011 compared to 2010 include a $73.3 million improvement in net interest income (loss) related to reduced accelerated discount amortization, and a $51.3 million pretax reduction in net impairment losses on investment securities.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 22

Investment Securities Portfolio, page 49

4.
We note that during 2012 you began relying on your internal credit quality methodology to determine credit quality grading for investment securities held by the subsidiary banks, which had the effect of improving the credit quality grades on some of the securities. Please revise your future filings to describe how internal credit quality grading of your investment securities is performed and clarify whether the resulting improvement in credit quality grades on certain securities had any impact on the estimated fair value or other-than-temporary impairment of such securities.

Management Response:

We are adding the following underlined language beginning with our March 31, 2013 Form 10-Q:

….The Dodd-Frank Act required that after July 21, 2011, federal agencies could no longer mandate the use of rating agency ratings. Final regulations and effective dates for this provision were issued in June 2012. Pursuant to these rules, during 2012, the Company began relying on its internal credit quality methodology to determine credit quality grading for regulatory reporting purposes for investment securities held by the subsidiary banks, which had the effect of improving the credit quality grades on some of the securities. The credit quality grading of securities is performed in accordance with SR 12-15, Investing in Securities without Reliance on Nationally Recognized Statistical Ratings Organization Ratings, and other related regulatory guidance. The Company considers factors including, but not limited to, the extent of over-collateralization and securities' performance under stress scenarios. Though they are based upon common factors, the credit quality grades do not directly impact either fair value or OTTI.

Risk Elements - Credit Risk Management, page 64

Allowance and Reserve for Credit Losses, page 76

5.
We note your response to prior comment 6. We also note your disclosure on page 78 that you decreased the portion of your allowance for loan and lease losses (ALLL) related to qualitative and environmental factors to reflect improving credit quality trends and stabilizing economic conditions in some of your markets. Please revise your disclosure in future filings to address the following:

•
Clarify whether the reduction in the ALLL in each portfolio segment was driven solely by the portion related to qualitative and environmental factors or whether the quantitatively derived ALLL was also lower in each portfolio segment. In this regard, please also clarify whether more recent periods are more heavily weighted when determining historical loss rates.

•
Enhance your disclosure within MD&A to discuss the drivers of such reductions in each component of your ALLL in a more granular level of detail. For example, consider identifying the specific loan classes and geographical markets where an improvement in credit quality was most significant. Please also ensure that your disclosure addresses both positive and negative credit quality trends and how they were impacted the level of your ALLL.

Management Response:

We are incorporating the following underlined language as appropriate beginning with our March 31, 2013 Form 10-Q:

The total ALLL declined during the first quarter of 2013 due to the positive credit trends experienced in our loan portfolio segments and to somewhat improving economic conditions in some of our markets. See Note 5 of the Notes to Consolidated Financial Statements for additional information regarding positive and negative credit trends experienced in each portfolio segment.

The quantitatively derived portion of the ALLL declined in all portfolio segments and major geographic areas of our business during the first quarter of 2013. Recent and historic periods are weighted the same when determining historical loss rates. The portion of the ALLL related to qualitative and environmental factors remained relatively unchanged, both in the aggregate and across each portfolio segment, resulting from slowing credit quality improvements and continued economic uncertainty in our markets. Improvements in credit quality during the first quarter of 2013 were most significant in the term commercial real estate, construction and land development, and owner occupied loan classes where nonaccrual loans declined. Nonaccrual loans increased in the commercial and industrial loan class, reversing improvements achieved in the fourth quarter of 2012. Credit trends experienced in the FDIC-supported portfolio are described in Note 5 of the Notes to Consolidated Financial Statements.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above adequately responds to the comments in your letter. We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Sincerely,

/s/ Alexander J. Hume
Name:	Alexander J. Hume
Title:	Senior Vice President and Corporate Controller